UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Sapiens International Corporation N.V. (“Sapiens” or the “Company”) to the Securities and Exchange Commission (the “SEC”) for the purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, interim unaudited consolidated financial statements as of, and for the six month period ended, June 30, 2020; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Operating and Financial Review and Prospects, which reviews Sapiens’ results of operations and financial condition as of, and for the six month period ended, June 30, 2020; and (iii) furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T promulgated by the SEC.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into Sapiens’ registration statement on Form F-3 (SEC File No. 333-232599).

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Third Quarter 2020 Preliminary Financial Results

In addition, while complete financial information and operating data are not yet available, Sapiens is providing preliminary estimates of the results of operations that it expects to report for the quarter ended September 30, 2020 disclosed in good faith based upon Sapiens’ internal estimates for the quarter ended September 30, 2020. The Company’s actual results may differ materially from these estimates due to the completion of its quarter-end closing procedures, final adjustments and other developments that may arise between now and the time the consolidated financial results for its third quarter are finalized. As a result, these estimates are preliminary and unaudited, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. All percentage comparisons to the same period in the prior year are based on the midpoint of the range provided below.

Subject to the above, the following are Sapiens’ preliminary estimates for the three months ended September 30, 2020:

●	GAAP revenue between $96.1 million and $97.3 million.

●	Non-GAAP revenue between $96.5 million and $97.5 million, representing a 17.4% increase to the mid point of this range from $82.6 million in revenue in the corresponding prior year period.

●	GAAP operating profit between $10.9 million and $12.1 million.

●	Non-GAAP operating profit between $16.6 million and $17.2 million, representing a 24.8% increase to the mid-point of this range from $13.5 million in operational profit in the corresponding prior year period.

Reconciliation of revenue and operating profit between GAAP and Non-GAAP are shown in the table below.

Range of Estimates (in $ millions)
Quarter ended September 30, 2020

GAAP revenues	$96.1 – 97.3

Valuation adjustment on acquired deferred revenues	$0.4 – 0.2

Non-GAAP revenues	$96.5 - $97.5

Range of Estimates (in $ millions)
Quarter ended September 30, 2020

GAAP operating profit	$10.9 – 12.1

Valuation adjustment on acquired deferred revenues	$0.4 – 0.2
Amortization of other intangible assets	$3.0 – 2.9
Capitalization of software development, net of amortization	$0.1 – 0
Stock-based compensation	$1.4 – 1.3
Compensation related to acquisition and acquisition-related costs	$0.8 – 0.7

Non-GAAP operating profit	$16.6 – 17.2

The estimates above represent the most current information available to Sapiens’ management and do not present all necessary information for an understanding of the Company’s financial condition as of and the results of operations for the three months ended September 30, 2020. The Company has provided a range for the preliminary results described above primarily because its financial closing procedures for the three months ended September 30, 2020 are not yet complete. As a result, there is a possibility that the Company’s final results for such period will vary from these preliminary estimates. The Company currently expects that its final results will be within the ranges described above. It is possible, however, that the Company’s final results will not be within the ranges we currently estimate. The estimates for the three months ended September 30, 2020 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Forward-Looking Statements,” “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements included in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2019, as well as the interim unaudited consolidated financial statements as of, and for the six month period ended, June 30, 2020 included as Exhibit 99.1 hereto and Operating and Financial Review and Prospects, which reviews Sapiens’ results of operations and financial condition as of, and for the six month period ended, June 30, 2020 included as Exhibit 99.2 hereto.

The foregoing preliminary consolidated financial data has been prepared by, and is the responsibility of, the Company’s management and has not been reviewed or audited by the Company’s independent registered public accounting firm. Accordingly, the Company’s independent auditors do not express an opinion or any other form of assurance with respect to this preliminary data.

The Company expects its closing procedures with respect to the three months ended September 30, 2020 to be completed in November 2020. Accordingly, the Company’s consolidated financial statements as of and for the three months ended September 30, 2020 will not be available until November 2020.

The Company believes that it has navigated the difficult economic conditions posed by the COVID-19 pandemic in a manner that has enabled it to continue to successfully grow its business on the revenue and profit level through the first nine months of 2020. While difficult economic conditions remain, the Company believes that the positive tailwinds and momentum on revenue and profit in its business will continue further. The Company expects to provide guidance for the full year 2020 in its third quarter earnings release.

Forward-Looking Statements

Some of the statements in this Form 6-K may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. There are important factors that could cause Sapiens’ actual results to differ materially from the results expressed or implied by the forward-looking statements, including, but not limited to risks associated with market conditions; the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect Sapiens’ results of operations; the degree of Sapiens’ success in Sapiens’ plans to leverage Sapiens’ global footprint to grow Sapiens’ sales; the degree of Sapiens’ success in integrating the companies that Sapiens has acquired through the implementation of Sapiens’ M&A growth strategy; the lengthy development cycles for Sapiens’ solutions, which may frustrate Sapiens’ ability to realize revenues and/or profits from Sapiens’ potential new solutions; Sapiens’ lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of Sapiens’ success in retaining Sapiens’ existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of Sapiens’ operations; the frequency of the long-term, large, complex projects that Sapiens performs that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to Sapiens’ business; occasional disputes with clients, which may adversely impact Sapiens’ results of operations and Sapiens’ reputation; various intellectual property issues related to Sapiens’ business; potential unanticipated product vulnerabilities or cybersecurity breaches of Sapiens’ or Sapiens’ customers’ systems; risks related to the insurance industry in which Sapiens’ clients operate; risks associated with Sapiens’ global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to Sapiens’ principal location in Israel and Sapiens’ status as a Cayman Islands company.

While Sapiens believes such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, Sapiens’ actual results may differ materially from those expressed or implied in this Form 6-K. Other important factors that could cause actual results, performance or achievements to differ materially from those contemplated in this Form 6-K can be found under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sapiens’ Annual Report on Form 20-F for the year ended December 31, 2019, and in subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Although Sapiens believes that the expectations reflected in the forward-looking statements are reasonable, Sapiens cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, Sapiens’ undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in Sapiens’ expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Name:	Roni Giladi
Title:	Chief Financial Officer

Dated: October 13, 2020

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Unaudited condensed consolidated financial statements of Sapiens as of, and for the six month period ended, June 30, 2020

99.2	Operating and Financial Review and Prospects with respect to Sapiens’ results of operations and financial condition as of, and for the six month period ended, June 30, 2020

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Unaudited Interim Consolidated Balance Sheets, (ii) Unaudited Interim Consolidated Statements of Operations, (iii) Unaudited Interim Consolidated Statements of Comprehensive Loss, (iv) Unaudited Consolidated Statements of Redeemable Convertible Preferred Shares and Changes in Shareholders’ Equity (v) Unaudited Consolidated Statements of Cash Flows and (vi) related notes to these consolidated financial statements